Orbis
Grupa Hotelowa

Warsaw, 2009-05-04

09046117

**United States Securities
and Exchange Commission
Washington D.C. 20549
USA**

OSA/AH-1/ 37 /2009

Ref.: 82-5025

SUPPL

RECEIVED
2009 MAY 18 A 2:43

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Dear Sirs,

Please find enclosed the text of the Current reports no. 9/2009, 10/2009.

Best regards

Ireneusz Węgłowski

Vice-President

5/18

Current report no 9/2009
April 20, 2009

Subject: List of information disclosed to the public in 2008.

Orbis S.A. at 16, Bracka street, 00-028 Warsaw, registered in the Registration Court for the Capital City of Warsaw XII Commercial Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby presents an attachment containing an exhaustive list of information disclosed to the public in 2008, referred to in Article 56 section 1 of the Act of July 29, 2005, on Public Offering and Conditions of Introducing Financial Instruments into Organized Trading and Public Companies. The information is available at Orbis S.A. website: www.orbis.pl

Exhaustive list of information, referred to in Article 56 section 1 of the Act of July 29, 2005, on Public Offering and Conditions of Introducing Financial Instruments into Organized Trading and Public Companies, which has been disclosed to the public in 2008.

Report type	Report no*	Date of publication	Subject
Current	1	**January 07, 2008**	Major blocks of shares
Current	2	**January 11, 2008**	Schedule of publication of interim reports in 2008
Current	3	**January 31, 2008**	Major blocks of shares
Interim		**February 28, 2008**	Consolidated quarterly report QSr 4/2007
Current	4	**April 01, 2008**	Non-compliance with certain rules of the „Best Practices of WSE-Listed Companies”
Current	5	**April 11, 2008**	List of information disclosed to the public in 2007
Current	6	**April 15, 2008**	Change in the publication dates of the: annual stand-alone report of Orbis S.A. for 2007 and the consolidated report of the Orbis Group for 2007 - correction of the current report no. 2/2008.
Current	7	**April 18, 2008**	Decision concerning declaration of dividend payment
Interim		**April 18, 2008**	Annual report R 2007
Interim		**April 18, 2008**	Consolidated annual report RS 2007
Current	8	**April 18, 2008**	Report concerning compliance by Orbis S.A. with the principles of corporate governance contained in the following document: „Best Practices of WSE-Listed Companies 2005” during the financial year 2007
Current	9	**April 23, 2008**	Text of Supervisory Board's resolution containing an evaluation of the Company's corporate standing
Current	10	**April 23, 2008**	Selection of the auditor to audit the financial statements
Interim		**May 15, 2008**	Consolidated quarterly report QSr 1/2008
Current	11	**May 15, 2008**	The Annual General Meeting of Shareholders
Current	12	**May 21, 2008**	Major blocks of shares
Current	13	**May 23, 2008**	Sale of assets having a substantial value
Current	13	**August 12, 2008**	Sale of assets having a substantial value – correction of item 3 of the Report no. 13/2008 dated May 23, 2008
Current	14	**June 05, 2008**	Draft resolutions of the Annual General Meeting of Shareholders
Current	15	**June 09, 2008**	Retirement of a member of the Management Board
Current	16	**June 19, 2008**	Text of resolutions adopted by the Annual General Meeting of Shareholders on June 19, 2008
Current	17	**June 19, 2008**	Appointment of Members of the "Orbis" S.A. Management Board for the Board's 7th tenure
Current	18	**June 25, 2008**	Acquisition of assets having a substantial value by PKS Tarnobrzeg sp. z o.o., a subsidiary of Orbis Transport sp. z o.o.
Current	19	**June 25, 2008**	List of shareholders holding at least 5% of votes at the Annual General Meeting of Shareholders on June 19, 2008
Current	20	**July 01, 2008**	Acquisition of assets having a substantial value by PKS Tarnobrzeg sp. z o.o., a subsidiary of Orbis Transport sp. z o.o.
Current	21	**July 02, 2008**	Acquisition of assets having a substantial value by Orbis Transport sp. z o.o., a subsidiary of Orbis S.A.

Report type	Report no*	Date of publication	Subject
Current	22	**July 29, 2008**	Rating (update) for "Orbis" S.A.
Current	23	**July 30, 2008**	Major blocks of shares
Current	24	**July 30, 2008**	Major blocks of shares
Current	25	**August 08, 2008**	Major blocks of shares
Interim		**August 14, 2008**	Consolidated quarterly report QSr 2/2008
Current	26	**September 01, 2008**	Registration of amendments to the Statutes adopted by the AGM on June 19, 2008
Current	27	**September 05, 2008**	Major blocks of shares
Current	28	**September 09, 2008**	Major blocks of shares
Current	29	**September 11, 2008**	Major blocks of shares
Current	30	**September 30, 2008**	Correction of a forecast of financial results (EBITDA) of the Orbis Hotel Group, disclosed in the current report no. 14/2007
Interim		**September 30, 2008**	Consolidated semi-annual report PSr 2008
Current	31	**October 14, 2008**	Information concerning the level of revenues of the Orbis Group during the period January-September 2008
Interim		**November 14, 2008**	Consolidated quarterly report QSr 3/2008

* applies to current reports only

Current report no. 10/2009
April 30, 2009

Subject: major blocks of shares

"Orbis" S.A., 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw, XII Commercial Division, National Court Register [KRS], Register of Business Operators 0000022622, share capital of PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-69, hereby informs that today it has received a Notification from Commercial Union PTE BPH CU WBK SA with the wording as in the attached file.

COMMERCIAL UNION
grupa AVIVA
Commercial Union Powszechne Towarzystwo Emerytalne BPH CU WBK SA ul. Prosta 70 00-838 Warszawa
tel. +48 22 557 40 50 Info line 0 801 888 444, +48 22 557 44 44, www.cu.pl

Warsaw, April 30, 2009

Orbis S.A.
ul. Bracka 16
00-028 Warsaw

fax (022) 827-33-01)

SKW/JK/1024/0409/W

Pursuant to the obligation under Article 69 sections 1 and 4 of the Act of July 29, 2005 on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies (Official Journal "Dz.U." No 184, item 1539), we hereby notify that as a result of a transaction of acquisition of shares in Orbis S.A. (hereinafter "the Company"), with its registered address in Warsaw, cleared on April 28, 2009, Commercial Union Otwarty Fundusz Emerytalny BPH CU WBK (CU OFE) has increased its share in the total number of votes in the Company to above 10%.

Before the transaction referred to above, as at April 27, 2009 CU OFE held 4,570,444 Company shares, accounting for 9.92% of the share capital (issued shares) of the Company, that carried 4,570,444 votes at the General Meeting of Shareholders, which accounted for 9.92% of the total number of votes.

After the above-referred transaction was executed and cleared, as at April 28, 2009 CU OFE held 4,670,444 Company shares, accounting for 10.14% of the share capital (number of issued shares) of the Company, that carried 4,670,444 votes at the General Meeting of Shareholders, which accounted for 10.14% of the total number of votes.

This investment is of a portfolio nature. CU OFE admits that its shareholding in the Company may be further increased during the next 12-month period as of the date of this Notification in order to achieve a maximum level of security and profitability of investments of the open pension fund. We also wish to inform that, pursuant to the *Act on Organization and Operation of Pension Funds* as well as detailed regulations issued under this Act, CU OFE's shareholding cannot exceed 20% of the Company's share capital. Furthermore, the Fund does not exclude disposal of shares in case of an appropriate growth in the value of or risk of the investment.

Jerzy Kozłowski
Director of Strategy and Compliance

Commercial Union
Powszechne Towarzystwo Emerytalne
BPH CU WBK S.A.

(tel. CU OFE: 0 (22) 557 44 81)

Cc:
Polish Financial Supervision Authority